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07007895


SEC MAIL
RECEIVED
PROCESSING
JUL 0 2 2007
WASH. D.C.
190
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) **AND ENDING** 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mountain Street

(No. and Street)

London	United Kingdom	W1K 3NB
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paula Hardgrave 011 44 207 4093672

(Area Code- Telephone Number)

PROCESSED
AUG 0 2 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paula Hardgrave ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 07, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Non Applicable





DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES



Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MARTIN E. BUCHNER
Scrivener Notary of London, England
My Commission expires with life.
London, England, 26th June 2007
The accompanying financial statements were not produced to me, the Notary



This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

CONTENTS
April 30, 2007



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
MVision Private Equity Advisers USA LLC

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the "Company"), a wholly owned subsidiary of MVision Private Equity Advisers Ltd., as of April 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

June 29, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602

TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

MVISION PRIVATE EQUITY ADVISERS USA LLC

STATEMENT OF FINANCIAL CONDITION

April 30, 2007

ASSETS	
Cash and Cash Equivalents	$ 8,467,761
Fees Receivable	2,441,831
Security Deposit	23,345
Prepaid Expenses	40,880
Fixed Assets (net of accumulated depreciation of $4,574)	21,014
Total Assets	$10,994,831
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to Parent	$ 1,232,928
Taxes payable	2,497,457
Deferred tax liability	77,183
Accrued expenses and other liabilities	2,871,621
Total liabilities	6,679,189
Stockholder's Equity:	
Common stock, par value $100 per share; authorized 1,000,000 shares; issued and outstanding 750 shares	75,000
Retained earnings	4,240,642
Total stockholder's equity	4,315,642
Total Liabilities and Stockholder's Equity	$10,994,831

See Notes to Statement of Financial Condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business - MVision Private Equity Advisers USA LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Delaware Limited Liability Corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the "Parent"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Basis of Presentation - This financial statement is presented in accordance with accounting principles generally accepted in the United States of America which include industry practices.

The statement of financial condition is presented in U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are reflected in retained earnings.

Use of Estimates - In presenting the statement of financial condition, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Fair Value of Financial Instruments - Financial Accounting Standards Board Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value due to the short term of the instruments.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments with a maturity of three months or less when purchased to be cash equivalents.

Fee Receivable - Receivables include receivables with third parties.

Prepaid expenses - The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit.

Fixed assets - Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight-line method. They are depreciated over their estimated useful lives.

Liabilities - Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes - The Company has elected to be treated as a corporation for federal, state and local tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS: The Company earned $8,905,202 of fees under a service agreement (the "Agreement") effective on May 1, 2006 with the Parent and an affiliated entity. Such fee is determined based on a profit split methodology formula as stipulated in the agreement. At April 30, 2007, the Company had an intercompany payable to the Parent of $1,232,928 related to unsettled balances in connection with the Agreement. If the Company was unaffiliated, results of operations may be different.

3. COMMITMENTS: The Company has an obligation under an operating lease with a sixty-day notice period.

4. EMPLOYEE BENEFIT PLANS: The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

5. NET CAPITAL REQUIREMENTS: As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At April 30, 2007, the Company had net capital of $1,788,572, which exceeded its requirement of $445,279 by $1,343,293.

6. INCOME TAXES: The provision for income taxes has been computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. A deferred tax liability has been reflected totaling $77,183 due to temporary differences related to the tax effects of foreign currency transactions and prepaid expenses.

7. RESTATEMENT:

The Company previously accounted for unrealized changes related to foreign currency exchange rates in its non-U.S. accounts as foreign currency translation adjustments. As a result, the Company recognized these changes as other comprehensive income in a separate component of stockholder's equity. The Company has reevaluated this policy and has concluded that its unrealized changes related to foreign currency exchange rates should be accounted for as foreign currency transactions and reflected in net income. The principal impact of this accounting change is to increase revenue and net income and revise the components of stockholder's equity at May 1, 2006. This accounting change does not affect total stockholder's equity.

The aggregate changes as of May 1, 2006 are as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Restated
Accumulated other comprehensive income	$ (37,565)	$ 37,565	
Retained earnings	147,309	(37,565)	$109,744
Total stockholders' equity	$184,744	$ - 0 -	$184,744

END